SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                            SCHEDULE 13G
                           (Rule 13d-102)

        INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (Amendment No. [_______])*


                     Wilshire Financial Services Group Inc.
                          (Name of issuer)

               Common Stock, par value $0.01 per share
                   (Title of Class of Securities)

                              971867106
                           (CUSIP number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















                              13G
CUSIP No. 971867106


1    NAME OF REPORTING PERSON; S.S. or I.R.S. IDENTIFICATION NO.

     Lawrence A. Mendelsohn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


               5    SOLE VOTING POWER        2,173,331
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER              0
OWNED BY
EACH
REPORTING      7    SOLE DISPOSITIVE POWER   2,173,331
PERSON
WITH
               8    SHARED DISPOSITIVE POWER         0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,173,331

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                 [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     27.4%


12   TYPE OF REPORTING PERSON
     IN










                              13G
CUSIP No. 971867106


1    NAME OF REPORTING PERSON; S.S. or I.R.S. IDENTIFICATION NO.

     Mendelsohn Family Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


               5    SOLE VOTING POWER                0
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER         65,000
OWNED BY
EACH
REPORTING      7    SOLE DISPOSITIVE POWER           0
PERSON
WITH
               8    SHARED DISPOSITIVE POWER    65,000


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,173,331

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                 [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     27.4%


12   TYPE OF REPORTING PERSON
     IN










Item 1.   Name of Issuer

     (a)  Wilshire Financial Services Group Inc.

          Address of Issuer's Principal Executive Offices:

     (b)  1776 SW Madison St.
          Portland, OR  97205

Item 2.   Name of Person Filing:

     (a)  Lawrence A. Mendelsohn
          Mendelsohn Family Limited Partnership

          Address of Principal Business Office or, if none,
          Residence:

     (b)  1776 SW Madison St.
          Portland, OR  97205

          Citizenship

     (c)  United States

          Title of Class of Securities

     (d)  Common Stock, par value $.01 per share

          CUSIP Number

     (e)  971867106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not Applicable

Item 4.   Ownership

     (a) 2,173,331 shares of Common Stock, par value $.01 per share

     (b)  27.4%

     (c)  (i)  2,108,331
          (ii)    65,000
          (iii)2,108,331
          (iv)    65,000






Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group

          Not Applicable.

Item 9.   Notice of Dissolution of the Group

          Not Applicable.

Item 10.  Certification

          Not Applicable.




























                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 14, 1997       /s/ Lawrence A. Mendelsohn
                                   Lawrence A. Mendelsohn

                              MENDELSOHN FAMILY LIMITED PARTNERSHIP


                              By: /s/ Lawrence A. Mendelsohn
                                      Lawrence A. Mendelsohn
                                      General Partner